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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Pasco, Ronald J.		March 26, 2003
	1666 Begonia (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			First Interstate BancSystem, Inc. (no ticker or trading symbol)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Casper, WY 82604 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Regional President, Bank Subsidiary
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		258		D		By Self

	Common Stock		5,217		I		By IRA

	Common Stock		4,502		I		By 401(K) Plan

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Option		2-19-02	11-30-03		Common Stock	990		$42.00		D		N/A

	Stock Option		2-19-02	5-31-04		Common Stock	1,155		$42.00		D		N/A

	Stock Option		2-19-02	3-15-05		Common Stock	1,320		$42.00		D		N/A

	Stock Option		2-19-02	3-15-06		Common Stock	880		$42.00		D		N/A

	Stock Option		2-19-02	3-15-07		Common Stock	1,320		$42.00		D		N/A

	Stock Option		2-19-02	3-15-08		Common Stock	1,320		$42.00		D		N/A

	Stock Option		2-19-02	3-15-09		Common Stock	990		$42.00		D		N/A

	Stock Option		2-19-02	4-29-09		Common Stock	825		$42.00		D		N/A

	Stock Option		2-19-02	3-15-10		Common Stock	1,100		$42.00		D		N/A

	Stock Option		2-19-02	3-15-11		Common Stock	1,430		$42.00		D		N/A

	Stock Option (1)		1-31-02	1-31-12		Common Stock	1,300		$42.00		D		N/A

	Stock Option (1)		1-29-03	1-28-13		Common Stock	1,300		$45.00		D		N/A

Explanation of Responses:

(1) Options vest over a three year period: 25% on date of grant and 25% each year for three years

/s/ Ronald J. Pasco	March 26, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.